                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  -----------

                                 SCHEDULE 14D-1

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                     EMCON
                           (Name of Subject Company)

                               THE IT GROUP, INC.
                        SEISMIC ACQUISITION CORPORATION
                                    (Bidder)

                      Common Stock, no par value per share
                         (Title of Class of Securities)

                                  290843 10 1
                     (CUSIP Number of Class of Securities)

                               Anthony J. DeLuca
                     President and Chief Executive Officer
                              The IT Group, Inc.
                            2790 Mosside Boulevard
                     Monroeville, Pennsylvania  15146-2792
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)

                                  COPIES TO:

    Peter F. Ziegler, Esq.                           Paul A. Blumenstein, Esq.
 Gibson, Dunn & Crutcher LLP                          Gerald S. Walters, Esq.
   333 South Grand Avenue                        Gray Cary Ware & Freidenrich LLP
Los Angeles, California  90071                           400 Hamilton Avenue
       (213) 229-7000                               Palo Alto, California  94301
                                                          (650) 328-6561


                                              Calculation of Filing Fee
=========================================================================================================================
                  Transaction valuation                                          Amount of filing fee
-------------------------------------------------------------------------------------------------------------------------
                       $64,105,553*                                                    $12,821**
-------------------------------------------------------------------------------------------------------------------------

* For purposes of fee calculation only. The total transaction value assumes the purchase in cash, at an offer price of $6.75 per Share, an aggregate of
    (i) 8,340,669 Shares issued and outstanding and (ii) 1,156,450 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $6.75 per Share.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the value of the Shares to be purchased.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:  Not Applicable            Filing party:  Not Applicable
Form or registration no.:  Not Applicable          Date filed:  Not Applicable

                      (Continued on the following pages)
                                 (Page 1 of 9)

                                SCHEDULE 14D-1

  CUSIP NO. 290843 10 1                                   Page 2 of 9 Pages

-------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      The IT Group, Inc. - I.R.S. No.: 33-0001212
      Seismic Acquisition Corporation - I.R.S. No.: 25-1835135
-------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
-------------------------------------------------------------------------------
      SEC USE ONLY
 3

-------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      BK and/or WC
-------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)
 5                                                                  [_]
-------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      The IT Group, Inc. - Incorporated in the State of Delaware
      Seismic Acquisition Corporation - Incorporated in the State of California
-------------------------------------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 7
       None
-------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*
 8                                                                  [_]
      N/A
-------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
 9
      N/A
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
10
      The IT Group, Inc. - CO
      Seismic Acquisition Corporation - CO
------------------------------------------------------------------------------

                                  INTRODUCTION

     This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by Seismic Acquisition Corporation, a California corporation ("Purchaser"), which is a newly formed, wholly owned subsidiary of The IT Group, Inc., a Delaware corporation ("Parent"), to purchase all of the issued and outstanding shares (the "Shares") of common stock, no par value per share (the "Company Common Stock"), of EMCON, a California corporation (the "Company"), at a price of $6.75 per Share, net to each seller in cash, without interest (such amount, or any greater amount per Share paid pursuant to the Offer (as defined below), being hereinafter referred to as the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of May 17, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Offer is being made pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of May 10, 1999, by and among Parent, Purchaser and the Company, which provides, among other things, for the commencement of the Offer by Purchaser and further provides that, following the purchase of Shares pursuant to the Offer, Purchaser will be merged with and into the Company (the "Merger") with the Company continuing as the surviving corporation (the "Surviving Corporation"). At the election of Parent, to the extent that such action would not cause a failure of a condition to the Offer or the Merger, the Merger may be structured so that the Company shall be merged with and into Purchaser with the result that Purchaser shall be the Surviving Corporation. The consummation of the Merger is subject to the satisfaction or, if permissible, waiver of certain conditions, including, if required, approval of the adoption of the Merger Agreement by the requisite vote of the shareholders of the Company. If the Minimum Condition (as defined below) is satisfied, Purchaser would have acquired sufficient Shares in the Offer to assure such shareholder approval. If Purchaser acquires at least 90% of the Shares in the Offer, under the California General Corporation Law (the "CGCL") it will be able to consummate the Merger without a vote of the Company's shareholders.

     At the effective time of the Merger (the "Effective Time"), if Purchaser holds at least 90% of the Shares then outstanding, each Share issued and outstanding prior to the Effective Time (other than Shares held by Parent, Purchaser, the Company or any of their wholly owned subsidiaries (collectively, the "Excluded Shares"), and any Shares with respect to which the holder properly exercises such holder's appraisal rights in accordance with the CGCL (the "Dissenting Shares")) shall automatically be canceled and extinguished and shall be converted into the right to receive the Offer Price (the "Cash Merger Consideration"), in cash without interest thereon, subject to appropriate and proportionate adjustments in the event of any reclassification, recapitalization, stock split, stock dividend or similar transaction with respect to the Shares. If Purchaser does not hold at least 90% of the Shares then outstanding at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time, other than Excluded Shares and any Dissenting Shares, shall automatically be canceled and extinguished and shall be converted into the right to receive that fraction of a fully paid and nonassessable share of common stock, par value $0.01 per share, of Parent (the "Parent Common Stock") equal to the Conversion Number (the "Stock Merger Consideration" and together with the Cash Merger Consideration, the "Merger Consideration"). The Conversion Number shall be equal to a fraction (rounded to the nearest third decimal point), (a) the numerator of which shall be equal to the Cash Merger Consideration and (b) the denominator of which shall be equal to the average of the closing sales price of a share of Parent Common Stock as reported on the New York Stock Exchange for each of the ten (10) consecutive trading days ending on, and including, the second trading day immediately preceding the date on which a final vote of the shareholders of the Company on the adoption and approval of the Merger shall have been held (the "Parent Average Stock Price"); provided, however, that if the Parent Average Stock Price is equal to or less than $12.50, then the Conversion Number shall be 0.540.

     Each Excluded Share shall be canceled and extinguished and cease to exist without any conversion thereof, and no payment shall be made with respect thereto. Each holder (other than holders of Excluded Shares) of a certificate representing any Shares shall, after the Effective Time, cease to have any rights with respect to such Shares, except either to receive the Merger Consideration upon surrender of such certificate, or to exercise such holder's appraisal rights as provided in the Merger Agreement and the CGCL.

     The Offer is conditioned upon, among other things, there being validly tendered prior to the Expiration Date and not withdrawn at least a number of Shares equal to eighty percent (80%) of the Shares outstanding on a fully diluted basis (including for purposes of such calculation all Shares issuable upon exercise of all stock options that are vested or scheduled to vest on or before July 9, 1999 with an exercise price less than the Offer Price, and conversion of all convertible securities or other rights to purchase or acquire Shares with a conversion price less than the Offer Price (collectively, "Derivative Securities"); provided, however, that such calculation shall not include (a) Shares issuable pursuant to Derivative Securities that by their terms will terminate or be canceled upon consummation of the Offer, (b) Shares issuable pursuant to Derivative Securities as to which the Company has obtained a written consent from the holder that such Derivative Securities will not be converted prior to the Effective Time or (c) Shares issuable pursuant to Derivative Securities as to which the Company takes appropriate action to provide that such Derivative Securities shall automatically convert into the right to receive an amount in cash equal to the product of (i) the excess, if any, of the Cash Merger Consideration over the per Share exercise or conversion price of such Derivative Securities and (ii) the number of Shares subject to such Derivative Securities that are exercisable immediately prior to the consummation of the Offer) (the "Minimum Condition"). The Offer is also subject to certain other conditions set forth under the caption "THE TENDER OFFER--18. Certain Conditions of the Offer" in the Offer to Purchase.

     The information contained in this Schedule 14D-1 and the Offer to Purchase concerning the Company, including, without limitation, information concerning the deliberations, approvals and recommendations of the Board of Directors of the Company in connection with the transaction, the opinion of the financial advisor to the Board of Directors of the Company, and the Company's capital structure and historical and projected financial information, was supplied by the Company or has been taken from or based upon publicly available documents or records. The information contained in this Schedule 14D-1 and the Offer to Purchase concerning the Offer, the Merger, Parent and Purchaser was supplied by Purchaser.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a) The name of the subject company is EMCON, a California corporation, which has its principal executive offices at 400 South Camino Real, Suite 1200, San Mateo, California 94402.

     (b) The class of equity securities being sought is the Company Common Stock. The information set forth in the Offer to Purchase under the caption "INTRODUCTION" is incorporated herein by reference.

     (c) The information concerning the principal market in which the Company Common Stock is traded and certain high and low sales prices for the Company Common Stock in such principal market set forth in the Offer to Purchase under the caption "THE TENDER OFFER--6. Price Range of the Shares" is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) - (d), (g) This Schedule 14D-1 is filed by Purchaser and Parent. The information concerning the name, state or other place of organization, the principal business and the address of the principal office of Purchaser and Parent, and the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employment during the last five years and citizenship of each of the executive officers and directors of Purchaser and Parent are set forth in the Offer to Purchase under the captions "INTRODUCTION" and "THE TENDER OFFER--8. Certain Information Concerning Purchaser and Parent" and in Schedule II to the Offer to Purchase, and are incorporated herein by reference.

     (e) - (f) During the last five years, neither Purchaser, Parent, nor, to the knowledge of Purchaser or Parent, any of the persons listed in Schedule II to the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) The information set forth in the Offer to Purchase under the captions "INTRODUCTION" and "THE TENDER OFFER--8. Certain Information Concerning Purchaser and Parent" is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under the captions "INTRODUCTION," "THE TENDER OFFER--8. Certain Information Concerning Purchaser and Parent" and "THE TENDER OFFER--10. Contacts with the Company; Background of the Offer and the Merger" is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

     (a) - (b) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--9. Source and Amount of Funds" is incorporated herein by reference.

     (c)  Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSAL OF THE BIDDER.

     (a) - (e) The information set forth in the Offer to Purchase under the captions "INTRODUCTION," "THE TENDER OFFER--11. Purpose of the Offer and the Merger" and "THE TENDER OFFER--12. Plans for the Company" is incorporated herein by reference.

     (f) - (g) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--17. Effects of the Offer on the Market for Shares; Exchange Listing and Exchange Act Registration" is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) - (b) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--8. Certain Information Concerning the Purchaser and Parent--Directors and Officers" is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Offer to Purchase under the captions "THE TENDER OFFER--2. Procedures for Accepting the Offer and Tendering Shares," "THE TENDER OFFER--11. Purpose of the Offer and the Merger," "THE TENDER OFFER--12. Plans for the Company" and "THE TENDER OFFER--13. The Merger Agreement and Related Agreements--Dissenters' Rights in the Merger" is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--20. Fees and Expenses" is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--8. Certain Information Concerning Purchaser and Parent" is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information set forth in the Offer to Purchase under the captions "THE TENDER OFFER--11. Purpose of the Offer and the Merger," "THE TENDER OFFER--
12. Plans for the Company" and "THE TENDER OFFER--13. The Merger Agreement and Related Agreements--Dissenters' Rights in the Merger" is incorporated herein by reference.

     (b), (c) and (d) The information set forth in the Offer to Purchase under the captions "THE TENDER OFFER--17. Effects of the Offer on the Market for Shares, Exchange Listing and Exchange Act Registration--Margin Regulations" and "THE TENDER OFFER--19. Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

     (e)  Not applicable.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise incorporated by reference, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase, dated May 17, 1999.

     (a)(2) Letter of Transmittal, dated May 17, 1999.

     (a)(3) Notice of Guaranteed Delivery, dated May 17, 1999.

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 17, 1999.

     (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 17, 1999.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Summary Advertisement, dated May 17, 1999.

     (a)(8) Joint Press Release, dated May 11, 1999, issued by Parent and the Company.

     (b)(1) Amended and Restated Credit Agreement, dated as of February 25, 1998, among Parent, IT Corporation ("ITC"), a wholly owned subsidiary of Parent, OHM Corporation ("OHM"), a wholly owned subsidiary of Parent, OHM Remediation Services Corp. ("OHMRSC"), a wholly owned subsidiary of OHM, Beneco Enterprises, Inc. ("Beneco"), a wholly owned subsidiary of OHM, and the institutions from time to time party thereto as Lenders and Issuing Banks (the "Lenders and Issuing Banks"), Citicorp USA, Inc., as Administrative Agent (the "Administrative Agent"), BankBoston, N.A., as Documentation Agent (the "Documentation Agent"), and Royal Bank of Canada and Credit Lyonnais New York Branch, as Co-Agents (the "Co-Agents").(1)

     (b)(2) First Amendment to Credit Agreement, dated as of September 16, 1998, among Parent, ITC, OHM, OHMRSC, Beneco, the Lenders and Issuing Banks, the Administrative Agent, the Documentation Agent and the Co-Agents.(2)

     (b)(3) Second Amendment to Credit Agreement, dated as of October 26, 1998, among Parent, ITC, OHM, OHMRSC, Beneco, the Lenders and Issuing Banks, the Administrative Agent, the Documentation Agent and the Co-Agents.(3)

     (b)(4) Third Amendment to Credit Agreement, dated as of March 5, 1999, among Parent, ITC, OHM, OHMRSC, Beneco, the Lenders and Issuing Banks, the Administrative Agent, the Documentation Agent and the Co-Agents.(4)

     (b)(5) Consent to Waiver Letter Agreement, dated as of May 10, 1999, among Parent, ITC, OHM, OHMRSC, Beneco and the Administrative Agent, individually and on behalf of the Lenders and Issuing Banks, the Documentation Agent and the Co-Agents.

     (c)(1) Agreement and Plan of Merger, dated as of May 10, 1999, among Parent, Purchaser and the Company.

     (c)(2) Mutual Nondisclosure and Confidentiality Agreement, dated as of February 10, 1999, between Parent and Raymond James Associates, Inc. on behalf of the Company.

     (d)  None.

     (e)  Not Applicable.

     (f)  None.

_________________________________

(1) Filed as Exhibit 99.1 to the Current Report on Form 8-K filed by Parent on June 18, 1998 and incorporated herein by reference.

(2) Filed as Exhibit (b)(3) to the Tender Offer Statement on Schedule 14D-1 filed by Parent on November 3, 1998 and incorporated herein by reference.

(3) Filed as Exhibit (b)(4) to the Tender Offer Statement on Schedule 14D-1 filed by Parent on November 3, 1998 and incorporated herein by reference.

(4) Filed as Exhibit 10(ii)(4) to the Transition Report on Form 10-K filed by Parent for the transition period from March 28, 1998 to December 25, 1998 and incorporated herein by reference.

                                   SIGNATURE

     After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 17, 1999
                              SEISMIC ACQUISITION CORPORATION

                              By: /s/ James G. Kirk
                                 --------------------------------------
                                 James G. Kirk
                                 President and Chief Executive Officer


                                   SIGNATURE

     After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 17, 1999
                              THE IT GROUP, INC.

                              By: /s/ Anthony J. DeLuca
                                 ---------------------------------------
                                 Anthony J. DeLuca
                                 President and Chief Executive Officer